

TRANCHE 2 OFFERING MEMORANDUM

facilitated by



Tallgrass Pictures LLC

FORM C TRANCHE 2 OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Tallgrass Pictures LLC
State of Organization	CA
Date of Formation	11/15/2004
Entity Type	Limited Liability Company
Street Address	710 13th St Ste 300, San Diego CA, 92101
Website Address	https://www.izolabakery.com/

(B) Directors and Officers of the Company

Key Person	Jeffrey Brown
Position with the Company	
Title	Manager
First Year	2005

Key Person	Jeffrey Brown
Other business experience (last three years)	**Founder + Head Baker** (*IZOLA, Jun 2020- Present*) — At IZOLA we're changing the way Americans experience bread + croissants, one hot-from- the-oven croissant at a time. **Director + Executive Producer** (*IZOLA, Oct 1997- May 2020*) Full Service Commercial Production - Film, Video + Still Photography Reality Television Series Development Narrative Film Development

Key Person	Jennifer Chen
Position with the Company	
Title First Year	Co-Founder 2020
Other business experience (last three years)	**Co-Founder / IZOLA / San Diego, CA** *March 2020 - Present* ● Helped launch a business at the start of COVID that is currently posting a 307% YoY increase and on track to generate $1M in annual revenue. ● Key accomplishments: ○ Created and built a system that allows us to have just-in-time inventory (hot-from-the-oven) ready for pre-order pick-up times and walk-in demand. ○ Forecasting methods and strategic assortment planning have allowed us to average 3% food waste vs. the double digits typically seen in the restaurant industry.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to 2nd Tranche Offering)
Jeffrey Brown	77.23%
Jennifer Chen	19.30% (Jennifer owned 20% of the voting power of the Company prior to the Tranche 1 portion of this Offering)

(D) The Company's Business and Business Plan

Jeffrey's Hints for navigating the Mainvest Portal:

- See IZOLA's amazing story and future plans below.
- Visit "Data Room" link above. It's a great place to check out "the numbers", risks for investors, important information about the offering (click the Tranche 2 Offering Memorandum + Investor Agreement buttons) and learn how IZOLA is structured (click the Operating Agreement button). If you invest, you'll join the LLC as a member.
- If you have questions, please post them in the discussion section or call/email me directly. 619-227-2701 jb@izolabakery.com
- If you decide to invest, enter an amount above and press the Invest button.

Our Story

Jenny and I love pastries and bread warm from the oven...for me, the smells and tastes connect me to my most treasured food and family memories.
In Feb 2020 we were wandering through France in search of the simple, warm, pastries of French legend (and great skiing) when COVID began. As we returned to an anxious San Diego, we could not find hot from the oven bread or pastries anywhere. That is when we decided to bring joy to our community (and ourselves). So with this simple idea, a Kansas farmer's can-do spirit, and a boatload of naivete, we taught ourselves to bake and turned a century-old photo studio into what would become a top bakery in San Diego. I remember IZOLA's first day, June 10, 2020, we lowered 12 croissants in a basket out the 3rd-floor window to socially distanced customers waiting below. After their first bite, we saw their faces smiling up at us and realized we'd found our purpose. From that day until now we have been lifted by the grace of so many people. Starting with our heroic team pictured below.

THE RESULTS

2021 was amazing for IZOLA. Thank you team! And we achieved it all in a converted 3rd-floor photo studio, with no signs, during COVID, open 4 days per week, through word of mouth advertising…… A Speakeasy for Sourdough.

- IZOLA has reached profitability in less than 2 years.
- Posted 384% YoY growth through word of mouth and a marketing budget of less than
- $200/month.
- We're a top rated bakery in the US. https://tinyurl.com/53t5dw42

- Developed proprietary enterprise resource management solutions – IZOLA Operating System – allows us to control the journey for 800 croissants + sourdough each day and bake them just minutes before customers eat them. Cloud Based. Scalable.
- Imagine the future!

Izola's New City Heights Dough Factory + Restaurant

A hybrid production/bakery cafe re-imagined with elevated hospitality, unique guest experiences.

- Jeffrey and Jenny purchased a 4790 square foot building in central San Diego with ground floor exposure and parking to be the new IZOLA Dough Factory and Restaurant.
- Unique experience: Guests sit at tables and diner-style counters woven into our making and baking areas. Imagine watching (and smelling) loaves coming out of the oven and croissants being shaped in a glass cube.
- Improved efficiency: lower labor costs, and higher profit margins
- Supports future expansion: Increased production capacity will supply IZOLA Bread Cafes, the IZOLA Live Bake Truck and IZOLA Bake at Home

The Investment Opportunity

Jenny and Jeffrey are deeply grateful to the IZOLA Community. IZOLA is strong, and we eagerly look to a future where IZOLA is all over San Diego and beyond. We invite you to join us with an equity investment

- Production: Build out new hybrid production/cafe space. Improve efficiency + increase production. Easier access for customers + unique experience.
- Distribution: Live Bake Truck, IZOLA Bake at Home, IZOLA Bread Cafe (See IZOLA:FUTURE below).
- Technology: Improve scalability + efficiency of the IZOLA Operating System and expand customer facing feature set.
- Operating capital: To expand and train our team, cover expenses as we ramp up.
- Justice Driven: Environmental, Racial, Orientation, Economic, Gender. And it's in IZOLA's DNA...we added it to our Operating Agreement.

Our Solution

We're reinventing the American bakery.

- Superior product: The very best tasting ingredients: Organic milk and flour. Free range eggs. AOP butter from Normandy. Traditional techniques in a modern context.
- Elevated hospitality: At IZOLA Bakery all people are seen, heard & valued. Community blossoms, guests linger to eat, talk, and listen to music.
- Hot from the oven: All of our Croissants and Sourdough Bread are served hot-from-the-oven. All day.......Life changing.

The Problem

Bakeries are not keeping up with customer desires.

- Baked hours (or days) before eating: Would you prepare dinner for a loved one at 9am and let it sit on the counter until 6pm, as it got cold and stale?
- Mediocre ingredients: Most bakeries use generic ingredients lacking in flavor and nutrients, with chemical additives to speed production.
- Poor customer service: Treated like a transaction? I've felt it, I bet you have too. Not worth it, even if the food is great.

Our Mission

IZOLA is changing the way Americans think about and experience sourdough bread and croissants.

- Quality - everything we make is served hot from the oven from the best tasting ingredients, made with time honored, multi day technique.
- Hospitality: We delight our customers – San Diego's Only Google 5 Star Bakery – check out their reviews, https://rb.gy/f2lp1g
- Justice - We practice environmental, racial, gender, economic, sexual orientation justice.

The Team

Jennifer Chen, Co-Founder

PROFILE

Seasoned retail executive with 20 years of experience building multimillion-dollar brands. Consistently delivers double-digit YoY comps through a focus on assortment optimization.

Co-Founder / IZOLA / San Diego, CA

March 2020 - Present

- Helped launch a business at the start of COVID that is currently posting a 384% YoY increase and on track to generate $1M in annual revenue.

- Key accomplishments:
  - Created and built a system that allows us to have just-in-time inventory (hot-from-the-oven) ready for pre-order pick-up times and walk-in demand.
  - Forecasting methods and strategic assortment planning have allowed us to average 3% food waste vs. the double digits typically seen in the restaurant industry.

Associate Director of Merchandising / Brilliant Earth / San Francisco, CA (Remote)

May 2008 - Present (Consultant from 2008-2020)

- Lead the merchandising, visual merchandising, and product development strategy of a company that went public in 2021, growing it from $6.5M to $380M; reported to the Senior Vice of Retail.
- Key accomplishments:
  - Joined the company when it was a team of 7 and now employs over 500.
  - Built merchandising department from the ground floor to a team of 14.
  - Delivered 51% sales growth during the pandemic, generating record profitability.
  - Doubled brick-and-mortar retail locations in the span of a year.
  - Led the merchandising integration of a new cloud-based data visualization software.
  - Established an open-to-buy process, improving in-stock rates, and limited inventory liability.

Senior Merchandise Manager / Provide-Commerce (Red Envelope) / San Diego, CA

Mar 2009 – Mar 2012

- Oversaw over half of the total business

- Key accomplishments:
  - Realigned under-performing categories, cut SKU count in half while posting positive YOY sales comps.
  - Developed a test program for incorporating customer insight
  - Led customization/personalization integration with our two fulfillment centers to ensure holiday readiness.

Buyer / Wal-Mart, Inc / Brisbane, CA

Aug 2005 – Apr 2008

- Managed the online jewelry assortment of the nation's largest jewelry retailer.

- Key accomplishments:
  - Drove double-digit comps each year on a $20M business.
  - Led annual overseas sourcing and product development trips. Oversaw cost negotiations, product development, and sourcing with domestic and overseas vendors
  - SKU count optimization reduced inventory by 50% while still delivering YoY growth in both sales and GM%.
  - Implemented new product photography requirements resulting in a drop in return rates.
  - Developed a high margin closeout channel which generated an additional $250k+ in annual revenue.
  - Identified and negotiated vendor marketing funds, contributing an additional $100k+ in gross profit annually.

  - Created warehouse tracking procedures to ensure on-time slotting of inventory; worked closely with QC to deliver the lowest inventory defect rate among all jewelry divisions of Wal-Mart, Inc

Jeffrey Brown, Founder

PROFILE

A proven business builder who is passionate about creating fully immersive experiences - from reimagining the bakery industry and serving hot from the oven sourdough and croissants resulting in San Diego's only 5-star bakery to telling Pulitzer-recognized stories through film and photography.

EXPERIENCE

FOUNDER

IZOLA Bakery / San Diego, CA / March 2020 - Present

- Reimagined what a bakery could be - handcrafted sourdough and croissants made from the best tasting ingredients, served hot from the oven all day long, in a welcoming community space.

  - Posted 384% YoY growth through word of mouth and a marketing budget of less than $200/month.
  - Achieved over 400 five-star reviews on Google through direct customer reach-out campaigns.
  - Developed proprietary enterprise resource management solution – IZOLA Operating System – allows us to control the journey for 800 croissants + sourdough each day and bake them just a few minutes before customers eat them.
  - Helms a startup that has reached profitability in less than 2 years.

FOUNDER, DIRECTOR AND EXECUTIVE PRODUCER

Tallgrass Pictures / San Diego, CA / October 1997 - March 2020

A hybrid production company that created both films and still photographs. Clients included Adidas, Citibank, Nike, Dolby Creative Services, New York Magazine, and USA Today.

- A full-time staff of 10.
- Generated annual 7 figure revenues.
- Managed the entire production, including creative, talent casting, location, crew, permits, insurance, and payroll.
- Post-production capabilities included ten editing bays, DaVinci Resolve color correction, broadcast calibrated theatre with 100" screen, Dolby 5.1 mixing, broadcast mastering, and nationwide distribution.
- Recipient of multiple ADDY awards.

PHOTOJOURNALIST

Copley Newspapers + Jacksonville Journal-Courier / May 1992 - September 1997

- Covered natural disasters, world sporting events, and global health issues. Work has graced the front page of USA Today, National Geographic, Life Magazine. Jeffrey was a Pulitzer Prize finalist for work documenting the experience of an immigrant crossing the border from Central Mexico to Chicago.

(E) Number of Employees

The Company currently has 32 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$430,000
Tranche 2 Offering Deadline	June 10, 2023

This Offering is divided into two Tranches. Tranche 1 investments in this Offering closed on 6-26-22. Tranche 2 of this Offering is an extension of the Tranche 1 Offering. If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Tranche 2 Offering Deadline, no securities will be sold in the Tranche 2 part of this offering, Tranche 2 investment commitments will be canceled, and all Tranche 2 committed funds will be returned. The Company may extend the Tranche 2 Offering Deadline and shall treat such an extension as a material change to the original offer and provide Tranche 2 Investors with notice and opportunity to reconfirm their investment in accordance with Section K of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$4,898,100
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis, subject to Manager's authority to accept or reject subscriptions in the Manager's discretion.

(I) How the Company Intends to Use the Money Raised in the Tranche 2 part of the Offering

THE INTENDED USE OF PROCEEDS IS ANTICIPATORY AND MAY BE SUBJECT TO CHANGE

USE OF PROCEEDS	Amount (Minimum)	Amount (Maximum)
Real Estate Acquisition and Improvement	$170,280	$1,030,000
Croissant & Sourdough Equipment Upgrade	$0	$1,002,000
Development of Distribution Channels	$0	$900,000
Hiring, Training, and Team Salaries	$83,000	$500,000
Software Development	$67,672	$200,000
Cash Reserves	$96,148	$754,214
Retirement of Senior Debt	$0	$218,000
Mainvest Compensation*	$12,900	$293,886
TOTAL	$430,000	$4,898,100

*Mainvest fee is variable as described in Section O of this Tranche 2 Offering Memorandum.

The amounts listed are estimates and are not intended to be the exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors, and are subject to change, based on the sole discretion of the Manager. The Minimum Amount was raised in the Tranche 1 Offering.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button on the Campaign Page
- Follow the instructions

TO CANCEL YOUR INVESTMENT

For Tranche 2 investors, send an email to info@mainvest.com no later than 48 hours before the Tranche 2 Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Tranche 1 of this offering closed on June 26, 2022. Tranche 2 Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify Tranche 2 investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If a Tranche 2 investor does not cancel an investment commitment before the 48-hour period before the Tranche 2 Offering Deadline, the funds will be released to the Company upon closing of the Tranche 2 part offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change after the Tranche 2 part of this Offering commences, the Tranche 2 Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Tranche 2 part of the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of Limited Liability Company Membership Units, which we refer to as "Units". In Tranche 2 of this offering the Units are being offered at a price per unit of $2.00.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of Limited Liability Company Membership Units which are referred to as "Units." In the Tranche 2 portion of the Offering, the Units are being sold at a price per Unit of $2.00 and that immediately preceding the Tranche 2 portion of this Offering, there are 12,430,000 Units issued and outstanding. The maximum amount of additional Units that may be sold in the Tranche 2 portion of this Offering is 2,234,050. Each Unit has certain rights, including voting rights, subject to the terms of the Operating Agreement accompanying this Form C in Appendix C.

Obligation to Contribute Capital

Once you pay for your Units, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Units for a long period of time. The Units will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Operating Agreement may prohibit their sale or other transfer of without the Company's consent.
- If you want to sell your Units the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Units, as there would be for a publicly-traded stock.
- In addition to the restrictions on the transfer of Units in the Operating Agreement, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or (iii) in a public offering of the Company's shares.

Other Classes of Securities

Name of Security	Revenue Sharing Notes
Number of Notes Outstanding	101,900
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A

How the securities being offered to investors in this Offering differ from the Revenue Sharing Notes	Notes are a debt obligation of the Company whereas the Units represent an equity interest. Debt obligations are entitled to regular payment and have liquidation preference in the event of dissolution.

Name of Security	LLC Membership Units
Number of Units Outstanding	12,430,000 (as of close of the Tranche 1 portion of this Offering)
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How the securities being offered to investors in this Tranche 2 Offering differ from the Revenue Sharing Notes and the Tranche 1 Offering of LLC Membership Units.	Revenue Sharing Notes are a debt obligation of the Company whereas the Units represent an equity interest. Debt obligations are entitled to regular payment and have liquidation preference in the event of dissolution. In the Tranche 1 portion of this Offering of LLC Membership Units, the Units were priced at $1.00 per unit. In the Tranche 2 portion of this Offering, the price per unit has increased to $2.00 per unit.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Units. For example, the Company could issue promissory notes that are secured by specific property of the Company or could issue classes of Units that have superior or preferred rights to the distribution of Company proceeds over those of the holders of Units acquired in the Offering.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Brown	77.23%
Jennifer Chen	19.30% (Jennifer owned 20% of the voting power of the Company prior to the Tranche 1 portion of this Offering)

How the Exercise of Voting Rights Could Affect You

The Units sold in the Offering have limited voting rights described in the Operating Agreement and are not entitled to participate in any decisions except those specifically described. Additionally, the Units sold in the Offering will not amount to a majority of equity, meaning that owners of the Units will be subject to the decisions of the holders of a majority of the overall Units and managers of the Company.

The holders of the majority of the Units may decide to take actions which you disagree or else decline to take actions which you believe are in the best interest of the company. Examples may include taking on additional debt, issuing other classes of securities, some of which may have superior rights over your Units, or liquidating the company. Any of these decisions may harm your interests.

How the Units are Being Valued

The Units for the Tranche 2 portion of this Offering are being valued at $2 per unit. The price of the Unit was set by Company management at the time of filing of this Form C. The purchase price of the Units have been determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value or earnings per Unit, or any combination thereof. There has been no independent or professional valuation of the Company for the Offering.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3% of the amount of the Offering raised by In-Network Users of the Platform plus 9% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA	$317,200	3.75%	10/01/2051	repayment $1601/month begins 11/26//22
Revenue Sharing Notes	$101,900		01/01/2031	0.31% of revenue until a 1.2x or 1.3x (early investor) return is achieved.
Guaranty of loans to 3320 Fairmont LLC relating to funding of 3320 Fairmount Real Estate Purchase and construction of tenant improvements	2,205,000			

(Q) Revenue Share Note Offerings and Securities Sold within the Last Three Years

March 2022 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes: $101,900

Please refer to the company's Form C/U dated June 9th, 2021 for additional disclosures

July 2022 Rule 17CFR 227 (Regulation Crowdfunding) Limited Liability Membership Units: 430,000
Please refer to Appendix F - First Tranche Subscription Agreement for additional information

(R) Transactions Between the Company and "Insiders"

- In 2022, Jeffrey Brown gifted 20% of his membership units to Jennifer Chen based on a value of $.01 per Unit.
- 3320 Fairmount LLC, a company owned by Brown and Chen, entered into certain loans to borrow up to an aggregate principal amount of $2,005,000 to finance the acquisition and improvement of a property to function as a dough factory and restaurant for IZOLA at 3320-3326 Fairmount Avenue, San Diego, California. The Company (IZOLA), Brown, and Chen are each joint and several guarantors of these loans.
- The Company entered into a lease with 3320 Fairmount LLC, which is owned by Jeffrey Brown and Jennifer Chen, for the lease of the property located at 3320-3326 Fairmount Avenue, San Diego, California for use as a dough factory and restaurant. In addition to the payment of rent, the Company will be funding certain tenant improvements to the property and other property development related expenses. Please refer to Appendix E -Affiliate Lease, for the specific lease terms.
- The Company is currently paying to the Manager (co-founder Jeffrey Brown) compensation of $15.00 per hour. The Company is also paying compensation to Jennifer Chen (co-founder) of $15.00 per hour for her services as an executive of the Company. It is anticipated that such compensation may be adjusted from time to time (and may be changed from per hour compensation to an annual salary with benefits) based on the success of IZOLA, market conditions, compensation paid to others for similar services, and other factors, as determined by Manager in his good faith discretion.
- The Company has agreed to pay Jeffrey Brown (Manager and co-founder) and Jennifer Chen (executive and co-founder) performance bonuses of up to $195,000 in the aggregate. The Manager shall determine the final amount and timing of the bonus payments based on the Company's ability to pay the performance bonuses as determined by Manager, in Manager's sole good faith discretion, provided that the total of the performance bonuses both to Brown and Chen shall not exceed $195,000 in the aggregate.

(S) The Company's Financial Condition

Historical milestones

IZOLA has been operating since June 2020 and has since achieved the following milestones:

- Opened 1st IZOLA location in San Diego, CA June 2020.
- 2020: Achieved revenue of $27,697.
- 2021: 384% revenue growth.
- 2021: Revenue $351,213
- 2022: YoY Revenue up (294%) prior to Tranche 2 Offering. 2022 Revenue on track to exceed $1,000,000.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5 year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. These constitute forward-looking statements and may not be accurate. Please refer to Section (F) of this Tranche 2 Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1 (2023)	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,500,000	$4,031,000	$6,960,200	$11,573,390	$21,347,356
Cost of Goods Sold	$867,000	$2,079,996	$3,452,259	$5,508,934	$9,520,921
Gross Profit	$633,000	$1,951,004	$3,507,941	$6,064,456	$11,826,435
EXPENSES					
Non-Controllable	$164,415	$379,916	$643,694	$1,053,160	$1,913,713
Controllable	$264,120	$674,306	$1,114,746	$1,713,325	$3,115,006
Operating Profit	$204,465	$896,782	$1,749,501	$3,297,971	$6,798,256

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has previously raised money using Regulation Crowdfunding, however has not yet been required to file any annual reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Units" and are not enforceable under "the Subscription Agreement"

Additional Information Included in the Form C

	2021 Audited Financial Statements Summary	2020 Audited Financial Statements Summary
Total Assets	$210,734	$73,421
Cash & Cash Equivalents	$100,204	$45,353
Accounts Receivable	$0	$0
Short-term Debt	$66,934	$8,951
Long-term Debt	$304,392	$128,029
Revenues/Sales	$351,183	$135,774
Cost of Goods Sold	$127,633	$42,169
Taxes Paid (Income Tax)	$0	$0
Net Income	($131,065)	($84,373)

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V